N E W S R E L E A S E

December 7, 2016

Nevsun Reports Upper Zone Drill Results at Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from on-going drilling of the Upper Zone at the Company’s Timok copper-gold project (“Timok Project”).

HIGHLIGHTS

  Drilling continues to confirm continuity and the high-grade nature of the Upper Zone
  New massive and semi-massive sulphide intersections include:
    TC160121:  182.3m @ 4.17% Cu, 4.80g/t Au, including 40.5m @ 11.61% Cu, 12.9g/t Au
    TC160119:  86.2m @ 9.47% Cu, 8.83g/t Au, including 46.5m @ 15.61% Cu, 11.29g/t Au
    TC160117:  98.8m @ 9.82% Cu, 8.86g/t Au, including 33.0m @ 20.04% Cu, 14.35g/t Au
    TC160114:  171.0m @ 4.94% Cu, 5.21g/t Au, including 10.5m @ 11.09% Cu, 17.82g/t Au and 24.0m @ 10.27% Cu, 6.71g/t Au, and 7.5m @ 7.88% Cu, 3.78g/t Au
  Additional 18,500m of drilling in progress to further improve confidence in the resource

Nevsun CEO, Cliff Davis, commented, “The assays reported today represent about 25% of the planned in-fill drilling designed to confirm and upgrade the resource of the Timok Upper Zone mineralization.  The work on our Pre-Feasibility Study is progressing well. Recent meetings with both the Prime Minister of Serbia and the Minister of Mines and Energy have demonstrated the State’s very strong support for international investment and in particular, the development of the Timok Project.”

Detailed drill results, sections and a plan map of drill hole locations are attached to this news release.  Holes are designed to intersect the high sulphidation mineralization at 90 to 100% of true width.

Timok Copper-Gold Project

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Timok Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).  The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold.

Timok Upper Zone

The high sulphidation epithermal (“HSE”) mineralization in the Upper Zone comprises massive sulphide, semi-massive and also vein, stockwork, dissemination and hydrothermal breccia matrix sulphide hosted by strongly altered andesite. The HSE mineralization forms a single coherent zone at depths ranging from 400 to over 800m below surface. Pyrite is the dominant sulphide mineral and covellite the principal copper mineral with lesser enargite, bornite and chalcocite occurring in veins, hydrothermal breccias, disseminations and replacement. Gold is associated primarily with the copper sulphides.

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that are more fully described in the Company’s Management Information Circular dated May 18, 2016, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Figure 1:  Surface Plan Map Showing Location of Current Drill Holes and Results

Table 1: 2016 Timok Upper Zone Drilling Results

Holes are drilled near vertically and approximately perpendicular to the top of the HSE zone and are estimated to be between 90 and 100% of true thickness.

Table 2: Collar Details

Figure 2:  Section 100N

Figure 3:  Section 125N

Figure 4:  Section 150N

Figure 5:  Section 175N

Figure 6:  Section 200N

Figure 7:  Section 225N